SLM Corporation
12061 Bluemont Way
Reston, Virginia 20190
Mary Eure
Vice President & Corporate Secretary
(703) 984-6785 phone
(703) 984-6006 fax

February 8, 2008
Ms. Kathleen Krebs
Special Counsel
Securities and Exchange Commission
Washington, D.C. 20549

Re:	SLM Corporation
Definitive Schedule 14A
Filed April 9, 2007
File No. 001-13251
Dear Ms. Krebs:
This is a follow up to our letter dated January 31, 2008. As we discussed by telephone, we will respond to the comments you made to us in your letter dated January 17, 2008 by February 22, 2008 .

Very truly yours,

/s/ Mary Eure

Mary Eure
Corporate Secretary